

October 26, 2011

Chip Hackley
Chief Executive Officer
Gazoo Energy Group, Inc.
2569 McCabe Way
Irvine CA 92614-6243

      Re: Gazoo Energy Group, Inc.
              Form 10-K
              Filed March 30, 2011
              File No. 000-50389

Dear Mr. Hackley:

We issued comments to you on the above captioned filing on September 27, 2011, and your response was due no later than October 12, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 9, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 9, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3750 with any questions.

              Sincerely,

              /s/ Max A. Webb

              Max A. Webb
              Assistant Director